SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver†
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine

Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. [redacted]
Michael [redacted]
Jay M. Ei
Douglas K
Ross D. C
Glenn C. I
Karl J. Pro
Timothy D
Kim Viti Fi
Sean P. She
Gregory D. Grant+
Jacob S. Frenkel•
Rebecca Oshoway

Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Debra S. Friedman•
Matthew M. Moore+
Eric J. von Vorys

Gary I. Horowitz
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
atrick J. Howley
armen J. Morgan•
ristin E. Draper•
leather L. Spurrier•
ndré L. Brady
lelissa G. Bernstein
atricia Teck
obert L. Ritter°
cob A. Ginsberg
ohn D. Sadler
Heather R. Cameron•
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•

Meredith S. Abrams
John D. Adams
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer°
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg°
Maryland and D.C. except as noted:
+ Virginia also ° D.C. only
• Maryland only † Retired

05010071

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 19, 2005

SUPPL

RECEIVED JUL 2 5 2005 SEC MAIL PROCESSING WASH, D.C. 192 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 15, 2005	Special resolutions (Resolutions 9 and 10) passed at Annual General Meeting regarding, in general, (a) renewal of directors' authority to make purchases of own shares in the market and (b) alternation of the Articles of Association – indemnity to directors and officers.

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-79.doc
T: 072905

Company No. 647788

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTIONS

of

ELECTROCOMPONENTS PLC

Passed 15 July 2005

SEC MAIL RECEIVED PROCESSING JUL 28 2005 WASH., D.C. 192 SECTION

At an Annual General Meeting of the above-named Company, duly convened and held on 15 July 2005 at The International Management Centre, 5000 Oxford Business Park South, Oxford, OX4 2BH, the following Resolutions were duly passed:

SPECIAL RESOLUTIONS (RESOLUTIONS 9 AND 10)

Renewal of Directors' authority to make purchases of own shares in the market

9 That the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,525,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

Alteration of the Articles of Association – indemnity to directors and officers

10 That Article 165.1 of the Company's Articles of Association be deleted and replaced with the following:
"Subject to the provisions of CA 1985, but without prejudice to any indemnity which he may otherwise be entitled, every Director, alternate Director, Secretary or other officer of the Company (except the Auditors) shall be entitled to be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Articles 165.1 shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article 165.1, or any element of it, to be treated as void under CA 1985."

....

Chairman of the Meeting